LOCALSHARES INVESTMENT TRUST
<u>INVESTMENT ADVISORY CONTRACT</u>

This Contract is made this ___ day of July, 2013, between LocalShares, Inc., a Delaware corporation having its principal place of business in Nashville, Tennessee (the "<u>Adviser</u>"), and LocalShares Investment Trust, a Delaware statutory trust, having its principal place of business in Nashville, Tennessee (the "<u>Trust</u>").

WHEREAS, the Trust is an open-end management investment company as that term is defined in the Investment Company Act of 1940, as amended (the "<u>1940 Act</u>"), and is registered as such with the Securities and Exchange Commission; and

WHEREAS, the Adviser is a registered investment adviser under the Investment Advisers Act of 1940 engaged in the business of rendering investment advisory and management services.

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	The Trust hereby appoints Adviser as Investment Adviser for each of the portfolios ("<u>Funds</u>") of the Trust which executes an exhibit to this Contract, and Adviser accepts the appointments. Subject to the direction of the Trustees, Adviser shall provide investment research and supervision of the investments of the Funds and conduct a continuous program of investment evaluation and of appropriate sale or other disposition and reinvestment of each Fund's assets.

2.	The Adviser, in its supervision of the investments of each of the Funds will be guided by each of the Fund's investment objective and policies and the provisions and restrictions contained in the Declaration of Trust and By-Laws of the Trust and as set forth in the Registration Statement(s) and exhibits, and any exemptive orders as may be on file with the Securities and Exchange Commission.

3.	The Adviser will be responsible for all expenses of the Funds, the costs of transfer agency, custody, fund administration, legal, audit and other services, except for the following: (i) brokerage expenses and other expenses (such as stamp taxes) connected with the execution of portfolio transactions or in connection with creation and redemption transactions; (ii) legal fees or expenses in connection with any arbitration, litigation or pending or threatened arbitration or litigation, including any settlements in connection therewith; (iii) interest; (iv) taxes; (v) independent trustee fees and expenses; and (vi) extraordinary expenses.

4.	Each of the Funds shall pay to Adviser, for all services rendered to each Fund by Adviser hereunder, the fees set forth in the exhibits attached hereto. The Adviser shall look exclusively to the assets of a Fund for payments of the Fund's advisory fee.

5.	The Adviser may from time to time and for such periods as it deems appropriate reduce its compensation (and, if appropriate, assume expenses of one or more of the Funds) to the extent that any Fund's expenses exceed such lower expense limitation as the Adviser may, by notice to the Fund, voluntarily declare to be effective.

6.	This Contract shall begin for each Fund as of the date of execution of the applicable exhibit and shall continue in effect with respect to each Fund presently set forth on an exhibit (and any subsequent Funds added pursuant to an exhibit during the initial term of this Contract) for two years from the date of this Contract set forth above and thereafter for successive periods of one year, subject to the provisions for termination and all of the other terms and conditions hereof if: (a) such continuation shall be specifically approved at least annually by the vote of a majority of the Trustees of the Trust, including a majority of the Trustees who are not "interested persons," as that term is defined in the 1940 Act, cast in person at a meeting called for that purpose; and (b) Adviser shall not have notified a Fund in writing at least sixty (60) days prior to the anniversary date of this Contract in any year thereafter that it does not desire such continuation with respect to that Fund. If a Fund is added after the first approval by the Trustees as described above, this Contract will be effective as to that Fund upon execution of the applicable exhibit and will continue in effect until the next annual approval of this Contract by the Trustees and thereafter for successive periods of one year, subject to approval as described above.

7.   Notwithstanding any provision in this Contract, it may be terminated at any time with respect to any Fund, without the payment of any penalty, by the Trustees of the Trust or by a vote of the shareholders of that Fund on sixty (60) days' written notice to Adviser.

8.   This Contract may not be assigned by Adviser and shall automatically terminate in the event of any assignment. Adviser may employ or contract with such other person, persons, corporation, or corporations at its own cost and expense as it shall determine in order to assist it in carrying out this Contract. Subject to compliance with the requirements of the 1940 Act and approval of a majority of the Trustees of the Trust, including a majority of the Trustees who are not "interested persons," as that term is defined in the 1940 Act, cast in person at a meeting called for that purpose, the Adviser may retain a sub-adviser to a Fund, including an affiliated person (as defined under the 1940 Act) of the Adviser, to perform some or all of the services for which the Adviser is responsible pursuant to this Agreement. The Adviser shall supervise the activities of the sub-adviser(s), and the retention of a sub-adviser by the Adviser shall not relieve the Adviser of its responsibilities under this Agreement. Any such sub-adviser shall be registered and in good standing with the U.S. Securities and Exchange Commission and capable of performing its sub-advisory duties. The Adviser will compensate the sub-adviser for its services to the Fund.

9.   In the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties under this Contract on the part of Adviser, Adviser shall not be liable to the Trust or to any of the Funds or to any shareholder for any error of judgment or mistake of law or for any loss suffered by a Fund in connection with the performance of this Contract.

10.   This Contract may be amended at any time by agreement of the parties provided that the amendment shall be approved both by the vote of a majority of the Trustees of the Trust including a majority of the Trustees who are not "interested persons," as that term is defined in the 1940 Act, cast in person at a meeting called for that purpose, and, where required by Section 15(a)(2) of the 1940 Act, on behalf of a Fund by a majority of the outstanding voting securities of such Fund as defined in Section 2(a)(42) of the 1940 Act.

11.   The Adviser acknowledges that all sales literature for investment companies (such as the Trust) are subject to strict regulatory oversight. The Adviser agrees to submit any proposed sales literature for the Trust (or any Fund) or for itself or its affiliates which mentions the Trust (or any Fund) to the Trust's distributor for review and filing with the appropriate regulatory authorities prior to the public release of any such sales literature, provided, however, that nothing herein shall be construed so as to create any obligation or duty on the part of the Adviser to produce sales literature for the Trust (or any Fund). The Trust agrees to cause its distributor to promptly review all such sales literature to ensure compliance with relevant requirements, to promptly advise Adviser of any deficiencies contained in such sales literature, to promptly file complying sales literature with the relevant authorities, and to cause such sales literature to be distributed to prospective investors in the Trust.

12.   Adviser is hereby expressly put on notice of the limitation of liability as set forth in Article 9 of the Declaration of Trust and agrees that the obligations pursuant to this Contract of a particular Fund and of the Trust with respect to that particular Fund be limited solely to the assets of that particular Fund, and Adviser shall not seek satisfaction of any such obligation from any other Fund, the shareholders of any Fund, the Trustees, officers, employees or agents of the Trust, or any of them.

13.   Adviser agrees to maintain the security and confidentiality of nonpublic personal information ("NPI") of Fund customers and consumers, as those terms are defined in Regulation S-P, 17 CFR Part 248. Adviser agrees to use and redisclose such NPI for the limited purposes of processing and servicing transactions; for specific law enforcement and miscellaneous purposes; and to service providers or in connection with joint marketing arrangements directed by the Fund(s), in each instance in furtherance

of fulfilling Adviser's obligations under this Contract and consistent with the exceptions provided in 17 CFR Sections 248.14, 248.15 and 248.13, respectively.

14.   The parties hereto acknowledge that Adviser has reserved the right to grant the non-exclusive use of the name "LocalShares Investment Trust" or any derivative thereof to any other investment company, investment company portfolio, investment adviser, distributor or other business enterprise, and to withdraw from the Trust and one or more of the Funds the use of the name "LocalShares Investment Trust." The name "LocalShares Investment Trust" will continue to be used by the Trust and each Fund so long as such use is mutually agreeable to the Adviser and the Trust.

15.   This Contract shall be construed in accordance with and governed by the laws of the State of Delaware.

16.   This Contract will become binding on the parties hereto upon their execution of the attached exhibits to this Contract.

EXHIBIT A
to the
Investment Advisory Contract

NashvilleETF

For all services rendered by Adviser hereunder, the above-named Fund of the LocalShares Investment Trust shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 0.65% of the average daily net assets of the Fund.

The portion of the fee based upon the average daily net assets of the Fund shall be accrued daily at the rate of 1/365th of 0.65% of 1% applied to the daily net assets of the Fund.

The advisory fee so accrued shall be paid to Adviser monthly.

Witness the due execution hereof this ___ day of July, 2013.

LocalShares Investment Trust

By:_____
Name:_____
Title:_____

LocalShares, Inc.

By:_____
Name:_____
Title:_____

<u>LIMITED POWER OF ATTORNEY</u>

KNOW ALL MEN BY THESE PRESENTS, dated as of July __, 2013, that LocalShares Investment Trust, a statutory trust duly organized under the laws of the state of Delaware (the "<u>Trust</u>"), does hereby nominate, constitute and appoint LocalShares, Inc. a corporation duly organized under the laws of Delaware (the "<u>Adviser</u>"), to act hereunder as the true and lawful agent and attorney-in-fact of the Trust, acting on behalf of each of the series portfolios for which the Adviser acts as investment adviser shown on Schedule 1 attached hereto and incorporated by reference herein (each such series portfolio being hereinafter referred to as a "<u>Fund</u>" and collectively as the "<u>Funds</u>"), for the specific purpose of executing and delivering all such agreements, instruments, contracts, assignments, bond powers, stock powers, transfer instructions, receipts, waivers, consents and other documents, and performing all such acts, as the Adviser may deem necessary or reasonably desirable, related to the acquisition, disposition and/or reinvestment of the funds and assets of a Fund of the Trust in accordance with Adviser's supervision of the investment, sale and reinvestment of the funds and assets of each Fund pursuant to the authority granted to the Adviser as investment adviser of each Fund under that certain investment advisory contract dated July __, 2013 by and between the Adviser and the Trust (such investment advisory contract, as may be amended, supplemented or otherwise modified from time to time is hereinafter referred to as the "<u>Investment Advisory Contract</u>").

The Adviser shall exercise or omit to exercise the powers and authorities granted herein in each case as the Adviser in its sole and absolute discretion deems desirable or appropriate under existing circumstances. The Trust hereby ratifies and confirms as good and effectual, at law or in equity, all that the Adviser, and its officers and employees, may do by virtue hereof. However, despite the above provisions, nothing herein shall be construed as imposing a duty on the Adviser to act or assume responsibility for any matters referred to above or other matters even though the Adviser may have power or authority hereunder to do so. Nothing in this Limited Power of Attorney shall be construed (i) to be an amendment or modifications of, or supplement to, the Investment Advisory Contract, (ii) to amend, modify, limit or denigrate any duties, obligations or liabilities of the Adviser under the terms of the Investment Advisory Contract or (iii) exonerate, relieve or release the Adviser any losses, obligations, penalties, actions, judgments and suits and other costs, expenses and disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Adviser (x) under the terms of the Investment Advisory Contract or (y) at law, or in equity, for the performance of its duties as the investment adviser of any of the Funds.

The Trust hereby agrees to indemnify and save harmless the Adviser and its trustees, officers and employees (each of the foregoing an "<u>Indemnified Party</u>" and collectively the "<u>Indemnified Parties</u>") against and from any and all losses, obligations, penalties, actions, judgments and suits and other costs, expenses and disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against an Indemnified Party, other than as a consequence of gross negligence or willful misconduct on the part of an Indemnified Party, arising out of or in connection with this Limited Power of Attorney or any other agreement, instrument or document executed in connection with the exercise of the authority granted to the Adviser herein to act on behalf of the Trust, including without limitation the reasonable costs, expenses and disbursements in connection with defending such Indemnified Party against any claim or liability related to the exercise or performance of any of the Adviser's powers or duties under this Limited Power of Attorney or any of the other agreements, instruments or documents executed in connection with the exercise of the authority granted to the Adviser herein to act on behalf of the Trust, or the taking of any action under or in connection with any of the foregoing. The obligations of the Trust under this paragraph shall survive the termination of this Limited Power of Attorney with respect to actions taken by the Adviser on behalf of the Trust during the term of this Limited Power of Attorney. No Fund shall have any joint or several obligation with any other Fund to reimburse or indemnify an Indemnified Party for any action, event, matter or occurrence performed or omitted by or on behalf of the Adviser in its capacity as agent or attorney-in-fact of the Trust acting on behalf of any other Fund hereunder.

Any person, partnership, corporation or other legal entity dealing with the Adviser in its capacity as attorney-in-fact hereunder for the Trust is hereby expressly put on notice that the Adviser is acting solely in the capacity as an agent of the Trust and that any such person, partnership, corporation or other legal entity must look solely to the Trust in question for enforcement of any claim against the Trust, as the Adviser assumes no personal liability whatsoever for obligations of the Trust entered into by the Adviser in its capacity as attorney-in-fact for the Trust.

Each person, partnership, corporation or other legal entity which deals with a Fund of the Trust through the Adviser in its capacity as agent and attorney-in-fact of the Trust, is hereby expressly put on notice (i) that all persons or entities dealing with the Trust must look solely to the assets of the Fund of the Trust on whose behalf the Adviser is acting pursuant to its powers hereunder for enforcement of any claim against the Trust, as the Trustees, officers and/or agents of such Trust, the shareholders of the various classes of shares of the Trust and the other Funds of the Trust assume no personal liability whatsoever for obligations entered into on behalf of such Fund of the Trust, and (ii) that the rights, liabilities and obligations of any one Fund are separate and distinct from those of any other Fund of the Trust.

The execution of this Limited Power of Attorney by the Trust acting on behalf of the several Funds shall not be deemed to evidence the existence of any express or implied joint undertaking or appointment by and among any or all of the Funds. Liability for or recourse under or upon any undertaking of the Adviser pursuant to the power or authority granted to the Adviser under this Limited Power of Attorney under any rule of law, statute or constitution or by the enforcement of any assessment or penalty or by legal or equitable proceedings or otherwise shall be limited only to the assets of the Fund of the Trust on whose behalf the Adviser was acting pursuant to the authority granted hereunder.

The Trust hereby agrees that no person, partnership, corporation or other legal entity dealing with the Adviser shall be bound to inquire into the Adviser's power and authority hereunder and any such person, partnership, corporation or other legal entity shall be fully protected in relying on such power or authority unless such person, partnership, corporation or other legal entity has received prior written notice from the Trust that this Limited Power of Attorney has been revoked. This Limited Power of Attorney shall be revoked and terminated automatically upon the cancellation or termination of the Investment Advisory Contract between the Trust and the Adviser. Except as provided in the immediately preceding sentence, the powers and authorities herein granted may be revoked or terminated by the Trust at any time provided that no such revocation or termination shall be effective until the Adviser has received actual notice of such revocation or termination in writing from the Trust.

This Limited Power of Attorney constitutes the entire agreement between the Trust and the Adviser, may be changed only by a writing signed by both of them, and shall bind and benefit their respective successors and assigns; provided, however, the Adviser shall have no power or authority hereunder to appoint a successor or substitute attorney in fact for the Trust.

This Limited Power of Attorney shall be governed and construed in accordance with the laws of the State of Delaware without reference to principles of conflicts of laws. If any provision hereof, or any power or authority conferred upon the Adviser herein, would be invalid or unexercisable under applicable law, then such provision, power or authority shall be deemed modified to the extent necessary to render it valid or exercisable while most nearly preserving its original intent, and no provision hereof, or power or authority conferred upon the Adviser herein, shall be affected by the invalidity or the non-exercisability of another provision hereof, or of another power or authority conferred herein.

This Limited Power of Attorney may be executed in as many identical counterparts as may be convenient and by the different parties hereto on separate counterparts. This Limited Power of Attorney shall become binding on the Trust when the Trust shall have executed at least one counterpart and the Adviser shall have accepted its appointment by executing this Limited Power of Attorney. Immediately after the execution of a counterpart original of this Limited Power of Attorney and solely for the convenience of the parties hereto, the Trust and the Adviser will execute sufficient counterparts so that the Adviser shall have a counterpart executed by it and the Trust, and the Trust shall have a counterpart executed by the Trust and the Adviser. Each counterpart shall be deemed an original and all such taken together shall constitute but one and the same instrument, and it shall not be necessary in making proof of this Limited Power of Attorney to produce or account for more than one such counterpart.

IN WITNESS WHEREOF, the Trust has caused this Limited Power of Attorney to be executed by its duly authorized officer as of the date first written above.

LocalShares Investment Trust

By:_____
Name:
Title:

Accepted and agreed to this July __, 2013

LocalShares, Inc.

By:_____
Name:
Title:

Schedule 1
to Limited Power of Attorney
dated as of July __, 2013
by **LocalShares Investment Trust**
(the "Trust"), acting on
behalf of each of the series portfolios
listed below, and appointing
LocalShares, Inc.
the attorney-in-fact of the
Trust

List of Series Portfolios

NashvilleETF

SUBADVISORY AGREEMENT

This Subadvisory Agreement (as amended from time to time, this "<u>Agreement</u>") is entered into as of the _____ day of July, 2013, by and between LocalShares, Inc., a Delaware corporation (the "<u>Adviser</u>"), and Decker Wealth Management LLC, a Tennessee limited liability company ("<u>Sub-Adviser</u>").

RECITALS

WHEREAS, the Adviser has entered into an Investment Advisory Agreement, dated July __, 2013 (as amended from time to time, the "<u>Advisory Agreement</u>") with LocalShares Investment Trust, a Delaware statutory trust (the "<u>Trust</u>"), pursuant to which Adviser provides portfolio management services to the series of the Trust set forth on <u>Schedule 1</u> to this Agreement (each a "<u>Fund</u>" and, collectively, the "<u>Fund(s)</u>");

WHEREAS, the Advisory Agreement provides that Adviser may delegate any or all of its portfolio management responsibilities under the Advisory Agreement to one or more subadvisers;

WHEREAS, the Adviser and the Board of LocalShares Investment Trust (the "<u>Board</u>") of the Trust desire to retain Sub-Adviser to render portfolio management services to the Trust in the manner and on the terms set forth in this Agreement; and

WHEREAS, the Board, including a majority of the Trustees who are not interested persons of the Fund(s), Adviser or Sub-Adviser, have approved this Agreement and the subadvisory arrangement contemplated by this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and intending to be legally bound, Adviser and Sub-Adviser agree with respect to each Fund as follows:

SECTION 1.   APPOINTMENT OF SUB-ADVISER.

Subject to and in accordance with the provisions of this Agreement, Adviser hereby: (a) appoints Sub-Adviser as investment subadviser for each Fund to perform the investment advisory and any other services to each such Fund set forth in this Agreement, and (b) delegates to Sub-Adviser the authority vested in Adviser pursuant to the Advisory Agreement to the extent necessary to enable Sub-Adviser to perform its services and other obligations under this Agreement.

SECTION 2.   SCOPE OF SUB-ADVISER'S AUTHORITY, DUTIES AND SERVICES.

(a)   **General**. Adviser hereby authorizes Sub-Adviser, in its discretion and without prior consultation with Adviser or the Board, to invest, reinvest and manage the assets of each Fund, and determine the structure and composition of each Fund, on a discretionary basis in accordance with: (i) the requirements of the Investment Company Act of 1940, as amended ("<u>1940 Act</u>"), and the rules and regulations thereunder applicable to the Fund; (ii) the requirements of the Investment Advisers Act of 1940, as amended ("<u>Advisers Act</u>"), and the rules and regulations thereunder applicable to Sub-Adviser; (iii) the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended ("<u>IRC</u>") applicable to "regulated investment companies" and the Fund; (iv) the investment objectives, strategies and limitations of the Fund as provided in the Fund's current registration statement, prospectus, and statement of additional information, and in the governing documents of the Trust (*i.e.*, the Trust's declaration of trust and bylaws) as applicable to the Fund, in each case as amended and updated from time to time and provided in writing to Sub-Adviser (collectively, each of the documents identified in this clause (iv) being, the "<u>Governing Documents</u>"), (v) Sub-Adviser's policies and procedures adopted under Rule 38a-1 promulgated under the

1940 Act, and (vi) such other reasonable, mutually acceptable, instructions relating to the Fund's portfolio as the Board or Adviser may from time to time specifically adopt, and provide in writing to Sub-Adviser, as being necessary for Sub-Adviser to perform its services and other obligations under this Agreement ("Instructions").

(b) **Sub-Adviser Services and Duties**. Subject to and in accordance with the provisions of this Agreement, to enable Sub-Adviser to perform the general duties described in Section 2(a) above:

(i) **General Services**. Adviser hereby authorizes Sub-Adviser to, and Sub-Adviser will, (A) formulate and implement a continuous investment program for each Fund, and (b) take the steps that Sub-Adviser determines to be reasonably necessary to implement such investment program(s), including purchasing, holding or selling the securities and other assets included in each Fund, selecting brokers, dealers and other intermediaries, settling and allocating trades, aggregating trades, and seeking to obtain best execution, in each case in accordance with the 1940 Act, the Advisers Act and the rules and regulations thereunder, and Sub-Adviser's applicable policies and procedures as in effect from time to time. As required under the 1940 Act, Sub-Adviser will not consult with any other sub-adviser to the Trust or the Fund(s) that is a principal underwriter or an affiliated person of a principal underwriter concerning transactions of the Trust or the Fund(s) in securities or other assets, and Sub-Adviser will be responsible for providing investment advice under this Agreement only with respect to each Fund.

(ii) **Selection of Brokers, Dealers and Other Securities Intermediaries**. Without limiting Section 2(b)(i) above: (A) Sub-Adviser may select brokers, dealers and other intermediaries that are affiliated persons of the Trust, the Fund(s), Adviser or Sub-Adviser, provided that any trade orders placed with any such affiliated person are placed in accordance with the 1940 Act, and the rules and regulations thereunder, and Sub-Adviser's applicable policies and procedures as in effect from time to time; (B) Sub-Adviser may select brokers, dealers and other intermediaries on the basis that they provide brokerage, research or other services or products to a Fund or other clients of Sub-Adviser or an affiliated person of Sub-Adviser, provided that such selections are made in accordance with Sub-Adviser's applicable policies and procedures as in effect from time to time; and (C) in selecting brokers, dealers and other intermediaries, Sub-Adviser may also consider the reliability, integrity and financial condition of a broker, dealer or other intermediary, the size of and difficulty in executing a transaction, and other factors that Sub-Adviser deems appropriate and consistent with Sub-Adviser's policies and procedures as in effect from time to time.

(iii) **Aggregation of Orders**. Without limiting Sections 2(b)(i) or (ii) above, Sub-Adviser may (but shall not be obligated to) aggregate purchase or sale orders for a Fund with contemporaneous purchase or sale orders of other clients of Sub-Adviser or its affiliated persons. In such event, allocation of the securities or other investments so purchased or sold, as well as the expenses incurred in the transaction, will be made by Sub-Adviser in the manner Sub-Adviser considers to be equitable and consistent with Sub-Adviser's applicable policies and procedures as in effect from time to time. Adviser hereby acknowledges that such aggregation of orders may not result in a more favorable price or lower brokerage commissions in all instances.

(iv) **Proxy Voting**. Adviser hereby authorizes Sub-Adviser to, and Sub-Adviser will, in Sub-Adviser's discretion and without prior consultation with Adviser or the Board, vote (either directly or through a voting service engaged by Sub-Adviser) all proxies and corporate actions of which Sub-Adviser receives timely notice that are solicited by or with respect to issuers of securities or other assets in which the Fund may be invested from time to time. Such votes shall be made by Sub-Adviser in accordance with Sub-Adviser's proxy voting policies and procedures as in effect from time to time. Upon written notice to Sub-Adviser, the Board may at any time withdraw the authority granted to Sub-Adviser pursuant to this Section 2(b)(iv) to perform any or all of the proxy voting services contemplated hereby. Adviser shall be responsible for making any Form N-PX filings.

(v) **Recordkeeping**. Adviser hereby authorizes Sub-Adviser to, and Sub-Adviser will, maintain and preserve such books and records relating to each Fund and the services provided by Sub-

Adviser under this Agreement as required of an investment sub-adviser to a registered investment company pursuant to Section 31 of the 1940 Act or Section 204 of the Advisers Act and the rules and regulations promulgated thereunder. Sub-Adviser agrees that such books and records are the property of the Trust, and that Sub-Adviser will surrender such books and records to Adviser or the Trust, or either of their designees, promptly upon request (provided, that Sub-Adviser may retain copies of any or all of such books and records). Sub-Adviser will permit Adviser to reasonably inspect such books and records during normal business hours upon reasonable prior notice.

(vi) **Reporting**. Sub-Adviser agrees to provide such reasonable reports as mutually agreed upon by Adviser and Sub-Adviser at such times as mutually agreed upon by Adviser and Sub-Adviser. Sub-Adviser will provide Adviser with such other information regarding Sub-Adviser or Sub-Adviser's management of each Fund as is legally required for any shareholder report (including Forms N-SAR of N-CSR), amended registration statement, prospectus or statement of additional information (including Form N-1A), proxy voting report (including Form N-PX), portfolio holding report (including Form N-Q), proxy statement (including Form N-14), or "blue-sky" filing, or any amendment or supplement to any of the foregoing, of the Trust or a Fund filed with the U.S. Securities and Exchange Commission ("SEC") or applicable state securities regulator (collectively, "Required Filings"). Upon the Trust's or Adviser's reasonable request, Sub-Adviser also will make available its officers and employees to meet with the Board to review Sub-Adviser's performance under this Agreement, and the performance of each Fund, via telephone on a quarterly basis and in person on a less frequent basis as mutually agreed upon by Adviser and Sub-Adviser.

(c) **Valuation**. Adviser acknowledges and agrees, on behalf of itself, the Fund(s) and the Trust, that Sub-Adviser is not responsible for valuing or pricing the securities and other assets invested in, held by or sold by the Fund(s), and that Adviser, the Fund(s), the Trust and Sub-Adviser will rely on one or more pricing agents chosen by the Board for prices of the securities and other assets of the Fund(s), for any purposes.

(d) **Compliance Testing**. Adviser agrees that Sub-Adviser is not the compliance agent for the Trust, the Fund(s) or Adviser, may not have access to all of the books and records of each Fund necessary to perform certain compliance testing, and will not be obligated to request any books and records of a Fund not in Sub-Adviser's possession for purposes of compliance testing. To the extent that Sub-Adviser has agreed to perform the services specified in this Agreement in accordance with applicable laws, rules or regulations (for example, the 1940 Act and Subchapter M of the IRC), the Governing Documents, Sub-Adviser's policies, or written Instructions, Sub-Adviser shall perform such services based upon its books and records with respect to each Fund, which may comprise only a portion of a Fund's books and records, and shall not be held responsible under this Agreement so long as it performs such services in accordance with this Agreement based upon such books and records. In no event shall Sub-Adviser be responsible for compliance testing with respect to any assets of a Fund other than the assets sub-advised by Sub-Adviser.

(e) **Implementation of Changes**. Adviser agrees that Sub-Adviser shall be afforded a reasonable amount of time to implement any change in applicable law, rule or regulation (but in no event (except after obtaining a proper exemptive order or other relief or Adviser's consent) beyond the mandatory compliance date for any change in applicable law, rule or regulation), any change in a Fund's Governing Documents, any change in Sub-Adviser's policies and procedures, and any other change arising out of any other Instructions provided by the Board or Adviser in writing to Sub-Adviser. Sub-Adviser shall not be responsible for implementing (or failing to implement) any change in a Fund's Governing Documents, or resulting from any Instruction of the Board or Adviser, that is not specifically identified in a writing provided to Sub-Adviser. Sub-Adviser will promptly inform Adviser if Sub-Adviser is not able to implement any such change or new Instruction.

(f) **Adviser and Board Supervision**. Sub-Adviser's performance of services under this Agreement shall be subject to the general supervision and monitoring of Adviser and the Board.

SECTION 3.   ADVISER'S DUTIES AND SERVICES.

(a)   **General**. Adviser agrees to comply with the terms and conditions of this Agreement and the Advisory Agreement and to provide Sub-Adviser with any information that Sub-Adviser reasonably requests in order to perform its services, and comply with its obligations, under this Agreement. Adviser shall continue to have responsibility for all services to be provided to each Fund pursuant to the Advisory Agreement and shall oversee, monitor and review Sub-Adviser's performance of its services and other obligations under this Agreement. Nothing in this Agreement shall relieve Adviser of any of its obligations or any liability under the Advisory Agreement.

(b)   **Document Delivery Requirements**. Without limiting Section 3(a) above, Adviser shall provide Sub-Adviser with true, correct and complete copies, properly certified or otherwise authenticated, of the following documents relating to each Fund prior to the effective date of this Agreement, annually after this Agreement becomes effective and reasonably in advance of any changes in the following documents becoming effective (with any changes being identified in writing to Sub-Adviser): (i) each current Governing Document of the Fund; (ii) any Instructions adopted by the Board or Adviser; (iii) any exemptive order relied on by Adviser, the Fund(s) or the Trust that may affect the performance of Sub-Adviser's services and other obligations under this Agreement (including any "manager of managers" exemptive order); (iv) any CFTC Rule 4.5 letter applicable with respect to a Fund or the Trust; (v) the Advisory Agreement; (vi) certified resolutions of the Board, and of a duly called meeting of the shareholders of the Fund, approving the Advisory Agreement and Adviser's appointment as investment adviser for the Fund under the Advisory Agreement, and (vii) certified resolutions of the Board, and, if necessary, of a duly called meeting of the shareholders of the Fund, approving this Agreement and Sub-Adviser's appointment of Sub-Adviser under this Agreement.

(c)   **Affiliated Persons of Adviser, the Fund(s) and the Trust**. Adviser shall provide Sub-Adviser, prior to the effective date of this Agreement and annually after this Agreement becomes effective, with a written list of all affiliated persons of Adviser, the Fund(s) and the Trust (and any affiliated person of such an affiliated person) and Adviser shall promptly provide Sub-Adviser with an updated written list whenever Adviser becomes aware of any additional affiliated persons or other changes to the most recently provided list.

(d)   **Limited Power of Attorney**. Adviser shall have delivered to Sub-Adviser prior to the effective date of this Agreement an executed copy(ies), signed by authorized representatives of Adviser and of the Trust, on behalf of the Fund(s), of any separate limited power of attorney requested by Sub-Adviser pursuant to Section 4 below.

(e)   **Disclosure Documents and Sales Literature**. Adviser agrees to (and to cause the Trust and the Fund to) submit any proposed language in any Required Filings, or any sales literature, statement, communication or other document relating to the Trust or a Fund that mentions Sub-Adviser (other than identifying Sub-Adviser as sub-adviser to a Fund), or that describes Sub-Adviser' services or other obligation hereunder, to Sub-Adviser for review prior to use for prompt review of such materials by Sub-Adviser within a reasonable and appropriate deadline. Adviser acknowledges and agrees that it is responsible for ensuring that any Required Filings, or any sales literature, statement, communication or other document relating to the Trust or a Fund will at all times be in compliance with all disclosure and other requirements under applicable laws, rules or regulations, and that Sub-Adviser shall have no liability in connection therewith, except to the extent arising directly out of a material inaccuracy in, or material omission from, information furnished in writing by Sub-Adviser to Adviser, a Fund or the Trust specifically for inclusion in any Required Filings that causes any such Required Filings to (i) fail to be accurate and complete in all material respects with respect to Sub-Adviser or its services, or (ii) omit to state any material fact necessary in order to make the statements made therein with respect to Sub-Adviser or its services, in light of the circumstances under which they were made, not misleading.

SECTION 4.   LIMITED POWER OF ATTORNEY.

Adviser hereby appoints Sub-Adviser as Adviser's, the Trust's and each Fund's agent and attorney-in-fact for the limited purposes of executing account documentation, agreements, contracts and other documents as Sub-Adviser shall be requested by brokers, dealers or other intermediaries, counter parties and other persons or entities in connection with its management of each Fund. Adviser, on behalf of itself, each Fund and the Trust, hereby ratifies and confirms as good and effectual, at law or in equity, all that Sub-Adviser, and its trustees/directors, officers and employees, may do in the capacity as attorney-in-fact. Nothing in this Agreement shall be construed as imposing a duty on Sub-Adviser, or its trustees/directors, officers and employees, to act or assume responsibility for any matters in its capacity as attorney-in-fact for Adviser, a Fund or the Trust. Any person, partnership, corporation or other legal entity or natural person dealing with Sub-Adviser in its capacity as attorney-in-fact hereunder for Adviser, a Fund or the Trust is hereby expressly put on notice that Sub-Adviser is acting solely in the capacity as an agent of Adviser, such Fund or the Trust, and that any such person, partnership, corporation or other legal entity or natural person must look solely to Adviser, such Fund or the Trust, as applicable, for enforcement of any claim against Adviser, such Fund or the Trust, as Sub-Adviser assumes no personal liability whatsoever for obligations of Adviser, such Fund or the Trust entered into by Sub-Adviser in its capacity as attorney-in-fact. If requested by Sub-Adviser, Adviser agrees to have Adviser, each Fund or the Trust execute and deliver to Sub-Adviser a separate form of Limited Power of Attorney in form and substance reasonably acceptable to Sub-Adviser.

SECTION 5.   COMPENSATION.

For the services provided under this Agreement, Adviser shall pay to Sub-Adviser, in arrears, a fee at the annual rate set forth opposite each Fund's name on Schedule 1 multiplied times the average daily net assets of such Fund. Such fee will accrue daily and will be paid monthly to Sub-Adviser on or before the fifteenth (15th) day of the next succeeding calendar month. The method of determining the net asset value for purposes of this Section 5 shall be the same as the method of determining net asset value for purposes of establishing the offering and redemption price of the Shares of the Trust and the Fund as described in the prospectus of the Fund. If this Agreement is effective for only a portion of a month, the fee will be prorated for the portion of such month during which this Agreement is in effect.

SECTION 6.   EXPENSES.

(a)   **Expenses Paid by Sub-Adviser**. Sub-Adviser will pay the cost of maintaining the staff and personnel necessary for it to perform its services and other obligations under this Agreement, and the expenses of office rent, telephone, telecommunications and other facilities that are necessary for Sub-Adviser to perform its services and other obligations under this Agreement.

(b)   **Expenses Not Paid by Sub-Adviser**. Each Fund shall pay or cause to be paid all of its own expenses and its allocable share of the expenses of the Trust ("Trust Expenses") incurred in managing its portfolio of securities and other assets, including all commissions, mark-ups, transfer fees, registration fees, ticket charges, transfer taxes, and similar expenses. Each Fund will also pay its allocable share of such extraordinary expenses as may arise, including expenses incurred in connection with litigation, proceedings, and claims and the legal obligations of the Fund or the Trust to indemnify its officers and trustees/directors and agents with respect thereto. Adviser agrees to promptly reimburse Sub-Adviser for any such expense to the extent advanced by Sub-Adviser.

In no event shall Sub-Adviser have any obligation to pay any expenses of Adviser, the Fund(s) or the Trust, including the expenses of organizing, or continuing the existence of, Adviser, the Fund(s) or the Trust; fees and expenses of trustees/directors and officers of Adviser, the Fund(s) or the Trust; fees for administrative personnel and services; expenses incurred in the distribution of shares of the Fund(s) or the Trust ("Shares"), including expenses of administrative support services; fees and expenses of preparing, printing and filing any Required Filings, other Governing Documents, or any amendment or supplement thereto, or any sales literature, statement, communication or other document under the Securities Act of

1933, as amended (the "1933 Act"), the 1940 Act or otherwise; expenses of registering and qualifying Adviser, the Fund(s), the Trust, or Shares of the Fund(s) or the Trust under federal and state laws, rules or regulations; expenses of preparing, printing, and distributing any other Required Filings, other Governing Documents or any sales literature, statement, communication or other document to shareholders; interest expense, taxes, fees, and commissions of every kind; expenses of issue (including any cost of Share certificates), purchase, repurchase, and redemption of Shares; charges and expenses of custodians, transfer agents, dividend disbursing agents, shareholder servicing agents, registrars and other service providers to Adviser, the Fund(s) or the Trust; printing and mailing costs, auditing, accounting, and legal expenses; reports to shareholders and governmental officers and commissions; expenses of meetings of trustees/directors and shareholders and proxy solicitations therefor; insurance expenses; association membership dues and such nonrecurring items as may arise, including all losses and liabilities incurred in administering the Trust and the Fund(s).

SECTION 7.   REPRESENTATIONS, WARRANTIES AND ADDITIONAL COVENANTS.

(a)   **Sub-Adviser's Representations, Warranties and Additional Covenants**. Sub-Adviser represents, warrants and covenants to Adviser as follows:

(i)   Sub-Adviser is a business entity of the type indicated in the first paragraph of this Agreement, and is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization;

(ii)   Sub-Adviser has the right, power and authority under its governing documents (*i.e.*, partnership agreement or similar governing document and bylaws) to execute and deliver, and perform its obligations under, this Agreement;

(iii)   This Agreement constitutes the legal, valid, and binding obligation of Sub-Adviser, enforceable against Sub-Adviser in accordance with its terms, except to the extent such enforceability is limited by applicable bankruptcy, fraudulent conveyance and similar laws affecting creditor or counterparty rights generally, general principles of equity or public policy;

(iv)   Neither the execution and delivery of this Agreement by Sub-Adviser nor the performance of any of Sub-Adviser's obligations hereunder will give any person or entity the right to prevent, delay, or otherwise interfere with the performance of such obligations pursuant to: (A) any provision of Sub-Adviser's governing documents (*i.e.*, partnership agreement or similar governing document and bylaws); (B) any resolution adopted by the governing body (*i.e.*, board of directors or trustees or general partner) or shareholders of Sub-Adviser; (C) any law, rule, regulation or administrative or court order to which Sub-Adviser or its assets may be subject or bound; or (D) any material contract to which Sub-Adviser is a party or by which Sub-Adviser or its assets may be subject or bound;

(v)   Sub-Adviser is not required to obtain any consent from any person or entity in connection with the execution and delivery of this Agreement or the performance of any of Sub-Adviser's services or other obligations under this Agreement;

(vi)   Sub-Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act") and is registered or licensed as an investment adviser under the laws, rules or regulations of all jurisdictions in which its activities require it to be so registered or licensed, except where the failure to be so licensed would not have a material adverse effect on its business or the performance of its services and other obligations under this Agreement;

(vii)   Sub-Adviser is in compliance, in all material respects, with the laws, rules or regulations applicable to Sub-Adviser when performing its obligations under this Agreement. Without limiting the foregoing, Sub-Adviser has adopted written policies and procedures reasonably designed to prevent violations of the federal securities laws as required under Rule 38a-1 promulgated under the 1940 Act or Rule 206(4)-7 under the Advisers Act, as applicable. Without limiting the foregoing, Sub-Adviser has adopted a written code of ethics as required under Rule 17j-1 promulgated under the 1940 Act or Rule 204A-1 under the Advisers Act, as applicable. Upon Adviser's reasonable request, Sub-Adviser will provide Adviser and the Board with a summary of Sub-Adviser's compliance policies and procedures. Sub-Adviser also will promptly provide Adviser with a summary of any material amendment to Sub-Adviser's policies and procedures for which a summary has previously been provided to Adviser promptly after any such amendments become effective. Upon Adviser's reasonable request, and unless prohibited by applicable law, rule or regulation, Sub-Adviser will provide Adviser and the Board with reasonable information regarding any material violation of applicable laws, rules or regulations, or Sub-Adviser's compliance policies and procedures (including Sub-Adviser's code of ethics), by Sub-Adviser;

(viii)   Unless prohibited by applicable law, rule or regulation, Sub-Adviser will promptly provide Adviser with notice of: (A) the occurrence of any event which reasonably likely could disqualify Sub-Adviser from serving as an investment sub-adviser of a registered investment company under Section 9(a) of the 1940 Act or otherwise; (B) any event that would constitute a change in control (as interpreted under the 1940 Act) of Sub-Adviser; (C) any pending or overtly threatened audit, investigation, complaint, examination or other regulatory inquiry relating to the Fund(s) conducted by any state or federal governmental regulatory authority; and (D) any material change in the key portfolio management personnel responsible for the day-to-day management of the Fund(s);

(ix)   Upon Adviser's reasonable request, Sub-Adviser will promptly supply Adviser with certificates of insurance setting forth its fidelity bond and errors and omissions coverages; and

(x)   Unless prohibited by applicable law, rule or regulation, Sub-Adviser will provide Adviser with prompt written notice if any of the representations, warranties or covenants in this Section 7(a) shall be breached, or become inaccurate, in any material respect.

(b)   **Adviser's Representations, Warranties and Additional Covenants**. Adviser represents, warrants and covenants to Sub-Adviser as follows:

(i)   Adviser is a business entity of the type indicated in the first paragraph of this Agreement, and is duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation. The Fund is a duly constituted series of the Trust, which is a business entity of the type indicated in the first recital paragraph to this Agreement, and is duly organized, validly existing, and in good standing under the laws of the Trust's jurisdiction of organization;

(ii)   Adviser has the right, power and authority under its governing documents (*i.e.*, articles of incorporation and bylaws) and the Advisory Agreement to execute and deliver, and perform its obligations under, this Agreement. Adviser has been duly appointed by the Board and the shareholders of each Fund to provide investment advisory services to each Fund as contemplated by the Advisory Agreement;

(iii)   This Agreement and the Advisory Agreement each constitutes the legal, valid, and binding obligation of Adviser, enforceable against Adviser in accordance with their respective terms, except to the extent such enforceability is limited by applicable bankruptcy, fraudulent conveyance and similar laws affecting creditor or counterparty rights generally, general principles of equity or public policy;

(iv)   Neither the execution and delivery of this Agreement or the Advisory Agreement by Adviser nor the performance of any of Adviser's services or other obligations under this Agreement or the Advisory Agreement will give any person or entity the right to prevent, delay, or otherwise interfere with the performance of such services or other obligations pursuant to: (A) any provision of Adviser's governing documents (*i.e.*, articles of incorporation and bylaws) or the Governing Documents of the Fund(s) and the

Trust; (B) any resolution adopted by the governing body (*i.e.*, board of directors or trustees) or shareholders of Adviser or the Board or shareholders of the Fund(s) or the Trust; (C) any law, rule, regulation or administrative or court order to which Adviser or its assets, or the Fund(s) or the Trust, or the assets of the Fund(s) or the Trust, may be subject or bound; or (D) any material contract to which Adviser, a Fund or the Trust is a party or by which Adviser or its assets, or the Fund(s) or the Trust, or the assets of the Fund(s) or the Trust, may be subject or bound;

(v)   Except for the approval(s) of the Board and, as necessary, of each Fund's shareholders as required by Section 15 of the 1940 Act (which approval(s) have previously been obtained and remain in full force and effect), Adviser is not required to obtain any consent from any person or entity in connection with the execution and delivery of the Advisory Agreement or this Agreement, the performance of any of Adviser's services or other obligations under the Advisory Agreement or this Agreement or the appointment of Adviser as investment adviser to the Fund(s) as contemplated in the Advisory Agreement or of Sub-Adviser as sub-adviser to the Fund(s) as contemplated in this Agreement;

(vi)   Adviser is registered with the SEC as an investment adviser under the Advisers Act and is registered or licensed as an investment adviser under the laws, rules or regulations of all jurisdictions in which its activities require it to be so registered or licensed, except where the failure to be so licensed would not have a material adverse effect on its business or the performance of its services and other obligations under the Advisory Agreement and this Agreement. The Trust is a registered investment company under the 1940 Act, and the Shares of the Fund(s) and the Trust are duly registered under the 1933 Act and under the laws, rules or regulations of all jurisdictions in which such Shares are offered that require such registration;

(vii)   Each of Adviser, the Fund(s) and the Trust is in compliance, in all material respects, with the laws, rules or regulations applicable to Adviser, the Fund(s) or the Trust. Without limiting the foregoing, each of Adviser and the Board (with respect to the Fund(s) and the Trust) has adopted written policies and procedures reasonably designed to prevent violations of the federal securities laws as required under Rule 38a-1 promulgated under the 1940 Act or Rule 206(4)-7 under the Advisers Act, as applicable. Without limiting the foregoing, each of Adviser and the Board (with respect to the Fund(s) and the Trust) has adopted a written code of ethics as required under Rule 17j-1 promulgated under the 1940 Act or Rule 204A-1 under the Advisers Act, as applicable;

(viii)   Adviser has received and reviewed a copy of Sub-Adviser's Form ADV, Part II, copies or summaries of Sub-Adviser's policies and procedures applicable to Sub-Adviser's performance of its obligations and services under this Agreement, and any other information regarding Sub-Adviser or its services that Adviser or the Board has determined necessary or appropriate in connection with appointing Sub-Adviser as a sub-adviser for the Fund(s) as contemplated in this Agreement. The Board has adopted such policies and procedures of Sub-Adviser as policies and procedures of the Trust and the Fund(s). Adviser has provided to Sub-Adviser all information and documents required under Section 3 of this Agreement;

(ix)   Adviser has instructed (or caused the Trust or each Fund to instruct) the custodian(s) to the Fund(s) to: (A) accept and carry out instructions as may be directed from the authorized persons of Sub-Adviser provided in writing by Sub-Adviser to such custodian(s) from time to time (which instructions may be orally given if confirmed in writing or given on a recorded line); and (B) provide Sub-Adviser with all operational information necessary for the Sub-Adviser to trade on behalf of the Fund(s);

(x)   Unless prohibited by applicable law, rule or regulation, Adviser will promptly provide Sub-Adviser with notice of: (A) the occurrence of any event which reasonably likely could disqualify Adviser from serving as an investment adviser of a registered investment company under Section 9(a) of the 1940 Act or otherwise; (B) an event that would constitute a change in control (as interpreted under the 1940 Act) of Adviser; and (C) of any pending or overtly threatened audit, investigation, complaint, examination or other regulatory inquiry (other than routine or sweep regulatory examinations or inspections) relating to the Fund(s) conducted by any state or federal governmental regulatory authority; and

(xi)   Adviser will provide Sub-Adviser with prompt written notice if any of the representations, warranties or covenants in this Section 7(b) shall be breached, or become inaccurate, in any material respect.

SECTION 8.   PRIVACY; CONFIDENTIALITY.

(a)   **Privacy**. Adviser and Sub-Adviser each agree to comply with the applicable requirements of Regulation S-P and other applicable state and federal laws, rules or regulations. Specifically, each party agrees to maintain the security and confidentiality of nonpublic personal information ("NPI") of Fund customers and consumers, as those terms are defined in Regulation S-P, 17 C.F.R. Part 248. Each party agrees to use and redisclose such NPI for the limited purposes of processing and servicing transactions; for specific law enforcement and miscellaneous purposes; and to service providers or in connection with joint marketing arrangements directed by a Fund or the Trust, in each instance in furtherance of fulfilling Adviser's obligations under this Agreement and consistent with the exceptions provided in 17 C.F.R. Sections 248.14, 248.15 and 248.13, respectively.

(b)   **Confidentiality**. Each party to this Agreement agrees that it shall (and, in the case of Adviser, that Adviser shall cause the Board, the Fund(s) and the Trust to) treat as confidential, and not disclose to any third party, any information (including Sub-Adviser's investment advice) provided to it (the "Receiving Party") by the other party (the "Disclosing Party") that is marked "Confidential" or that reasonably should be known to be confidential, including the investment activities or holdings of the Fund(s) (collectively, "Confidential Information"). All Confidential Information that a Disclosing Party provides to the Receiving Party shall not be used by the Receiving Party (and, in cases where Adviser is the Receiving Party, by the Board, the Fund(s) or the Trust) for any purpose not permitted under this Agreement. The foregoing (a) shall not be applicable to any information that is publicly available when provided by the Disclosing Party or which thereafter becomes publicly available other than in contravention of this Agreement or any confidentiality obligation known to the Receiving Party, (b) shall not prevent disclosure or use of any Confidential Information to the extent necessary to render the services or perform the obligations pursuant to this Agreement, or otherwise to operate the Trust and the Fund(s), provided, that any disclosure to a third party is made subject to confidentiality obligations substantially similar, in all material respects, to the privacy and confidentiality obligations imposed under this Section 8, and (c) shall not prevent disclosures expressly permitted or required under applicable law, rule or regulation (including in response to regulatory requests).

SECTION 9.   LIMITATIONS OF LIABILITY; INDEMNIFICATION.

(a)   **General Limitation of Liability**. In the absence of willful misfeasance, bad faith or gross negligence on the part of Sub-Adviser, or of reckless disregard by Sub-Adviser of its obligations and duties under this Agreement, Sub-Adviser shall not be liable to Adviser, the Fund(s), the Trust, any shareholder of the Fund(s), or any other person or entity for any mistake of law, investment decision or other action or omission on the part of Sub-Adviser, or any director/trustee, officer, employee, agent, contractor or other representative of Sub-Adviser. Without limiting the foregoing, Sub-Adviser shall not have any liability whatsoever for any investment losses incurred by a Fund, or arising from transactions by a Fund, prior to the date on which Sub-Adviser assumes responsibility for the management of such Fund.

In the absence of willful misfeasance, bad faith or gross negligence on the part of Adviser, or of reckless disregard by Adviser of its obligations and duties under this Agreement, Adviser shall not be liable to Sub-Adviser, the Fund(s), the Trust, any shareholder of the Fund(s), or any other person or entity for any mistake of law, investment decision or other action or omission arising hereunder on the part of Adviser, or any director/trustee, officer, employee, agent, contractor or other representative of Adviser.

(b)   **Indemnification**. Subject to the terms and conditions of this Agreement, each party (the "Indemnifying Party") agrees to indemnify, defend and hold harmless the other party, and its shareholders, controlling persons, trustees/directors, officers, employees, agents and contractors (collectively, the "Indemnified Parties"), from and against any loss, claim, penalty, fine, expense (including reasonable attorney's fees) or other liability suffered, paid or incurred by any of the Indemnified Parties arising out of, resulting from or relating to (i) any violation of applicable law by the Indemnifying Party or its shareholders, controlling persons, trustees/directors, officers, employees, agents and contractors (or, in the case of Adviser, the Fund or its service providers, other than Sub-Adviser), or (ii) the willful misfeasance, bad faith, gross negligence or willful disregard of the Indemnifying Party's obligations under this Agreement on the part of the Indemnifying Party or its shareholders, controlling persons, trustees/directors, officers, employees, agents and contractors (or, in the case of Adviser, the Fund or its service providers, other than Sub-Adviser). To the extent that Adviser authorizes Sub-Adviser to respond to, prosecute or otherwise handle any claim, bankruptcy proceeding or other litigation relating to a portfolio security bought, held or sold for a Fund's portfolio (each a "Portfolio Security Matter"), Adviser further agrees to indemnify Sub-Adviser for a pro rata portion of any attorney fees, court costs, or other fees or expenses suffered, paid or incurred by Sub-Adviser in connection with responding to, prosecuting or otherwise handling any Portfolio Security Matter.

(c)   **Remedies Limited to Assets**. Adviser, on behalf of itself, the Fund(s) and the Trust, is hereby expressly put on notice of any limitation of liability as set forth in the governing documents (*i.e.*, partnership agreement or similar governing document or bylaws) of Sub-Adviser and agrees that the obligations assumed by Sub-Adviser pursuant to this Agreement will be limited in any case to Sub-Adviser and its assets and Adviser, the Trust, and the Fund(s) shall not seek satisfaction of any such obligation from the shareholders of Sub-Adviser, the directors/trustees of Sub-Adviser, Sub-Adviser's officers, employees, agents, contractors or other representatives, or any of them.

Sub-Adviser is hereby expressly put on notice of any limitation of liability as set forth in the governing documents (*i.e.*, partnership agreement or similar governing document or bylaws) of Adviser and agrees that the obligations assumed by Adviser pursuant to this Agreement will be limited in any case to Adviser and its assets and Sub-Adviser shall not seek satisfaction of any such obligation from the shareholders of Adviser, the directors/trustees of Adviser, Adviser's officers, employees, agents, contractors or other representatives, or any of them.

(d)   **Exclusion**. Nothing in this Agreement is intended, or shall be construed, as relieving Adviser or Sub-Adviser from any liability or obligation under any provision of the 1940 Act, the Advisers Act or other applicable state or federal law that may not be modified or waived.

SECTION 10.   TERM AND TERMINATION.

This Agreement shall begin with respect to a Fund as of the date that is the later of (a) the date on which this Agreement is executed and delivered by each party, (b) the date on which Adviser has provided to Sub-Adviser the information and documents with respect to such Fund required under Section 3 to be delivered by Adviser to Sub-Adviser prior to the effective date of this Agreement, or (c) the date on which both approval of this Agreement, and the appointment of Sub-Adviser as contemplated hereunder, by the Board and, if necessary, by the shareholders of such Fund shall have been obtained. Adviser and Sub-Adviser agree that Sub-Adviser's commencement of management of a Fund shall be conclusive evidence of the satisfaction of the foregoing conditions precedent to this Agreement becoming effective as to such Fund. With respect to each Fund, this Agreement shall continue in effect for a period of two years from the date hereof and thereafter for successive periods of one year, subject to the provisions for termination and all of the other terms and conditions hereof if such continuance is specifically approved at least annually in conformity with the requirements of the 1940 Act; provided, however, that this Agreement may be terminated with respect to a Fund, without payment of any penalty, (i) upon not more than sixty (60) days' prior written notice (A) by the Board or (B) by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of such Fund, or (ii) upon at least sixty (60) days' prior written notice (A) by

Adviser or (B) by Sub-Adviser. Any notice of termination shall be provided to Adviser, Sub-Adviser and the Board. This Agreement will terminate automatically, without payment of any penalty, in the event of its assignment (as defined in the 1940 Act) or upon the termination of the Advisory Agreement. In the event of termination of this Agreement for any reason, Sub-Adviser shall, promptly upon receiving notice of termination or a receipt acknowledging delivery of a notice of termination to Adviser, or such later date as may be specified in such notice, cease all activity on behalf of each Fund, except as expressly directed by Adviser, and except for the settlement of securities transactions already entered into for the account of a Fund. Termination of this Agreement shall not relieve Adviser or Sub-Adviser of any liability incurred hereunder. The provisions of Sections 5, 6, 9, 10 and 12(j) of this Agreement shall survive termination for the applicable statute of limitations period.

SECTION 11.   USE OF NAMES.

(a)   **By Sub-Adviser**. Nothing in this Agreement is intended, or shall be construed, as preventing Sub-Adviser or its affiliates from using Adviser's, the Trust's or a Fund's name in any response to a request for information/proposal, and Sub-Adviser and its affiliates are expressly authorized to include the name of Adviser, the Trust or the Fund(s) on a representative client list.

(b)   **By Adviser, the Trust and the Fund(s)**. Sub-Adviser hereby grants Adviser, the Trust and the Fund(s), for the term of this Agreement, a royalty free, nonexclusive, nontransferable right to use the name "Decker Wealth Management LLC" (hereinafter referred to as a "Mark") in the United States in any Required Filings, or any sales literature, statement, communication or other document relating to the Trust or a Fund, provided the use of such Mark is approved by the Sub-Adviser in advance in writing. Such right does not include the right to allow third parties to use the Mark. Neither Adviser, the Trust nor the Fund(s) shall retain any right to use of the Mark after the termination of this Agreement. Upon termination of this Agreement, Adviser will (and will cause the Trust and the Fund(s) to) immediately terminate all use of the Mark and destroy any remaining unused sales literature, statements, communications or other documents, whether written, printed or electronic, that contains the Mark. Adviser agrees to use its best efforts to ensure that the nature and quality of the services rendered in connection with the Mark shall conform to the terms of this Agreement. Adviser further agrees (and to cause the Trust and the Fund(s)) to comply with any reasonable requirements for the use of the Mark provided from time to time by Sub-Adviser to Adviser or the Trust in writing.

(c)   **Required Use**. Nothing in this Agreement is intended, nor shall be construed, as preventing either Sub-Adviser (or its affiliated person) or Adviser, the Trust or the Fund(s) from using the names of Sub-Adviser, Adviser, the Trust or the Fund(s) in responses to regulatory examinations, inspections or inquiries, or subpoenas or other compulsory legal process.

SECTION 12.   GENERAL PROVISIONS.

(a)   **Notices**. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (i) delivered by hand, (ii) sent by facsimile (with written confirmation of receipt), provided that a copy is promptly mailed by registered mail, return receipt requested, or (iii) when received by the addressee, if sent by a nationally recognized overnight delivery service, in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a party may designate by written notice to the other party):

Sub-Adviser: Decker Wealth Management LLC
4535 Harding Pike
Suite 300
Nashville, TN 37205

Attention: William Decker
Facsimile No.: 615.349.1707

Adviser: LocalShares, Inc.
       618 Church Street
       Suite 220
       Nashville, TN 37219

       Attention: Elizabeth S. Courtney
       Facsimile No.: _____

   (b) **Further Actions**. The parties agree (i) to furnish upon request to each other such further information, (ii) to execute and deliver to each other such other documents, and (iii) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

   (c) **Conflicts of Interest**. It is understood that (i) directors/trustees, officers, agents and shareholders of the Trust are or may be interested in Sub-Adviser or its affiliated persons as directors/trustees, officers, stockholders or otherwise, (ii) directors/trustees, officers, agents and shareholders of Sub-Adviser or its affiliated persons are or may be interested in the Trust or the Fund(s) as directors/trustees, officers, shareholders or otherwise, (iii) Sub-Adviser may be interested in the Trust or the Fund(s), and (iv) the existence of any such dual interests shall not affect the validity of this Agreement or of any transactions or performance under this Agreement except as specifically provided in (A) the Trust's declaration of trust or bylaws, (B) Sub-Adviser's partnership agreement or similar governing document or bylaws, or (C) provisions of applicable laws, rules or regulations.

   (d) **Non-Exclusivity; Nature of Relationship**. The investment subadvisory services provided by Sub-Adviser under this Agreement are not to be deemed to be exclusive, and Sub-Adviser shall be free to render similar services to other advisers, investment companies, and other types of clients. Adviser, the Trust, the Fund(s) and Sub-Adviser are not partners or joint venturers with each other and nothing in this Agreement shall be construed so as to make them partners or joint venturers or impose any liability as such on any of them. Except as otherwise specifically provided in this Agreement (or in a limited power of attorney referenced in this Agreement), Sub-Adviser shall perform its services and other obligations under this Agreement as an independent contractor and not as an agent of Adviser, the Trust, or the Fund(s).

   (e) **Waiver**. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, rule or regulation, (i) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (ii) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

   (f) **Entire Agreement; No Modification**. This Agreement supersedes all prior discussions, negotiations, understandings and agreements between the parties with respect to its subject matter and constitutes a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended, supplemented, modified or restated, except by a written agreement executed by both parties to this Agreement and in accordance with the 1940 Act and the rules and regulations thereunder.

(g) **Assignments; Successors; No Third-Party Rights; Service Providers**. Neither party may assign any of its rights under this Agreement without the prior consent of the other party. Subject to the preceding sentence, and Section 10 above, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the permitted successors and permitted assigns of the parties. Except as expressly provided in this Agreement, nothing expressed or referred to in this Agreement will be construed to give any person or entity other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. Except as expressly provided in this Agreement, this Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their permitted successors and permitted assigns.

Notwithstanding anything contained in this Agreement to the contrary, Sub-Adviser may enter into arrangements with its affiliates and other third party contractors in connection with the performance of Sub-Adviser's services and other obligations under this Agreement, including for the provision of certain personnel, services and facilities to Sub-Adviser, <u>provided</u> that such arrangements comply with the 1940 Act (including, if applicable the requirements of Section 15 of the 1940 Act). Sub-Adviser agrees, subject to the terms and conditions of this Agreement, that Sub-Adviser will remain responsible for any actions or omissions of such affiliates or other third-party contractors to the same extent as if Sub-Adviser had taken such action or made such omission under this Agreement.

(h) **Severability**. If any provision of this Agreement is held invalid or unenforceable by any regulator or court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

(i) **Construction**. Unless otherwise expressly provided: (i) the words "include," "includes" and "including" do not limit the preceding words or terms, and shall be construed to be followed by "without limitation"; (ii) the word "or" in this Agreement is disjunctive but not necessarily exclusive (and should be construed, accordingly, as "and/or"); and (iii) any reference to "days" shall mean calendar days. This Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision in this Agreement. The following terms have the meanings given to such terms under the 1940 Act, and the rules and regulations promulgated thereunder: "<u>interested persons</u>"; "<u>affiliated person</u>"; "<u>assign</u>" or "<u>assignment</u>", and "<u>federal securities laws</u>".

(j) **Governing Law**. This Agreement, and all statements, certifications and other actions given, made or taken in connection with this Agreement, shall be governed by, and interpreted and construed in accordance with, (i) the laws of the State of Delaware without regard to conflicts of laws principles that would require the application of the law of another jurisdiction, and (ii) applicable federal law, including the 1940 Act. To the extent that the laws of the State of Delaware, or any of the provisions of this Agreement, irreconcilably conflict with applicable provisions of the 1940 Act, the 1940 Act shall control.

(k) **Counterparts**. This Agreement may be executed (including by facsimile, Adobe portable document format, electronic mail, or otherwise) in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

{Signature Page Follows}

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed on their behalf by their duly authorized representatives as of the date first above written.

DECKER WEALTH MANAGEMENT LLC: **LOCALSHARES, INC:**

By:_____   By:_____

Name:_____   Name:_____

Title:_____   Title:_____

SCHEDULE 1

FUND(S) AND FEES

Name of Fund	Fee
NashvilleETF	Annual fee of $62,500 plus 0.03% per annum on the Fund's daily average net assets

NOTICE OF FEE WAIVER

THIS NOTICE OF FEE WAIVER, effective as of July __, 2013, has been executed by LocalShares, Inc. (the "Adviser"), the investment adviser of the NashvilleETF (the "Fund"), a series of the LocalShares Investment Trust (the "Trust"), and acknowledged and agreed to by the Trust.

WHEREAS, the Adviser and the Trust have entered into an Investment Advisory Agreement dated July __, 2013, which provides that the Adviser will receive from the Fund, as compensation for its services, a fee at an annual rate of 0.65% of the Fund's average daily net assets; and

WHEREAS, the Adviser has agreed to waive a portion of its advisory fee from the Fund in the amount of 0.16% of the Fund's average daily net assets; and

WHEREAS, the Adviser understands and intends that the Fund will rely on this Notice in its registration statement on Form N-1A and the prospectus included as part of such registration statement, and in accruing the Fund's expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so; and

WHEREAS, shareholders of the Fund will generally benefit from the fee waiver by incurring lower Fund advisory fees than they would absent such waiver.

NOW, THEREFORE, the Adviser hereby provides notice as follows:

1.　　The Adviser has agreed to waive its annual investment advisory fee from the Fund, effective immediately, in the amount of 0.16% of the Fund's average daily net assets. As a result, while such waiver is in effect, the Fund will pay the Adviser an advisory fee at an annual rate of 0.49% of the Fund's average daily net assets.

2.　　This waiver will continue in effect until December 31, 2016, and may be continued thereafter at the discretion of the Adviser.

IN WITNESS WHEREOF, the Adviser has executed and the Trust has acknowledged and agreed to this Notice of Fee Waiver as of the day and year first above written.

ACKNOWLEDGED AND AGREED:

LocalShares, Inc.   **LocalShares Investment Trust**

By: _____   By: _____
      [Name]   [Name]
      [Title]   [Title]

Legality of Shares Opinion

July __, 2013

The Trustees of LocalShares Investment Trust
618 Church Street
Suite 220
Nashville, TN 37219

Re: Registration Statement on Form N-1A
File Nos. 333-184163; 811-22755

Ladies and Gentlemen:

LocalShares Investment Trust ("Trust") proposes to offer and sell a series of shares of beneficial interest representing interests in a portfolio of securities known as NashvilleETF (such shares of beneficial interest being herein referred to as "Shares") in the manner and on the terms set forth in its Registration Statement filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "1933 Act").

As counsel, I have participated in the organization of the Trust, its registration under the Investment Company Act of 1940, and the preparation and filing of its Registration Statement under the 1933 Act. I have examined and am familiar with the provisions of the Declaration of Trust dated August 23, 2012 ("Declaration of Trust"), the Bylaws of the Trust, and such other documents and records deemed relevant. I have also reviewed questions of law and consulted with counsel thereon as deemed necessary or appropriate by me for the purposes of this opinion.

Based upon the foregoing, it is my opinion that:

1. The Trust has been duly created and validly exists pursuant to the Declaration of Trust.
2. The Shares which are currently being registered by the Registration Statement referred to above may be legally and validly issued from time to time in accordance with the Declaration of Trust upon receipt of consideration sufficient to comply with the provisions of Article IV of the Declaration of Trust and subject to compliance with the 1933 Act, the Investment Company Act of 1940, as amended, and applicable state laws regulating the sale of securities. Such Shares, when so issued, will be fully paid and non-assessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement referred to above and to any application or registration statement filed under the securities laws of any of the States of the United States. This opinion is limited to the federal laws of the United States and to the laws of the State of Delaware.

Very truly yours,

Mary T. Payne